CONSENT OF EXPERT

In connection with the Annual Report on Form 40-F of Yamana Gold Inc. (“Yamana”) for the year ended December 31, 2013 (the “Form 40-F”), I, Rodney Webster, B.Sc. (Applied Geology), MAusIMM, MAIG, Principal Geologist, AMC Consultants Pty Ltd., hereby consent to the use of my name in connection with the reference to the mineral resource estimates for the Ernesto/Pau a Pique Project (for Ernesto (Pits 1 and 2)) as at December 31, 2013 (the “Estimates”) and to the inclusion of references to and summaries of the Estimates (collectively, the “Incorporated Information”) in the Annual Information Form filed as an exhibit to the Form 40-F.
I do also hereby consent to the use of my name and the incorporation by reference of the Incorporated Information in Yamana's Registration Statements on Form S-8 (File Nos. 333-148048; 333-145300; 333-159047).

AMC CONSULTANTS PTY LTD.

By:	/s/ Rodney Webster
Name:	Rodney Webster, B.Sc. (Applied Geology), MAusIMM, MAIG
Title:	Principal Geologist

March 28, 2014